Minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. held on March 18, 2004

Chairman: Mr. H. Bodt

General

The following Minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. (“ASML” or the “Company”), which meeting was held on March 18, 2004, have been prepared for information purposes only and do not purport to be complete. These Minutes are qualified as a whole by reference to the Annual Report on Form 20-F of ASML for the year ended December 31, 2003 and other public filings made by ASML with the US Securities and Exchange Commission (“SEC”). ASML does not guarantee the comprehensiveness or accuracy of the information contained in these Minutes, and has no obligation (and hereby expressly rejects any obligation) to update or correct any of the statements or information contained herein.

1.	Opening

The Chairman opened the Annual General Meeting of Shareholders of ASML on behalf of the Board of Management and the Supervisory Board and welcomed every one present. Messrs. Dunn, Wennink, McIntosh, Van den Brink and Chavoustie were present on behalf of the Board of Management; Messrs Bergsma, Westerburgen, Attardo, Dekker, Grassmann and the Chairman were present on behalf of the Supervisory Board. Mr. Van Olffen, civil-law notary with De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then gave the floor to Mr. Dunn, who gave a presentation on the highlights of 2003.

Mr. Dunn stated that it looks like the upturn has arrived. Signs of improvement have become visible worldwide. All major economies have shown recovery. IC’s demand has started to rise, lead times are extending, capacity will become tighter, and bookings for equipment are at the highest level since 2000.

Mr. Dunn then showed the level of growth of equipment sales, and in particular in the semiconductor industry. The last peak year was 2000 and, as it looks now, 2004 might reach almost the same level. Growth is driven by end demand. There is increasing demand in wire line (mobile phones and broadband connections), computers, wireless (handsets), industrial, automotive and in consumer products.

Mr. Dunn explained that the increase in demand results from a utilisation capacity increase by ASML’s customers. The typical threshold for ASML’s customers to start replenishing is a utilisation capacity of 85%, which many appear to have reached. The strengthening that has been seen in the last quarter of 2003 is continuing entering 2004.

With regard to capital spending, Mr. Dunn showed that the USA is projected to be number one in 2004, whereas Japan is projected to be number 2, which shows that there is ample challenge left for ASML to enter that market.

Mr. Dunn then moved on to ASML’s accomplishments in 2003.

ASML has a very good market position with regard to sales, customer support and technology. Its financial position is also good: ASML took measures to decrease its breakeven point, the convertible bond due in 2004 was paid back and ASML generated about EUR 500 million in cash from operations- and investment activities. The stock market rewarded ASML’s achievements with a significant increase in share price.

On the point of new technology Mr. Dunn explained that ASML was still working on the improvement of the Twinscan in 2003, and that new technology in the form of immersion and EUV systems is on the way.

The main objective for 2003 was to return to profitability. Mr. Dunn informed the meeting that this was done by, as previously said, aiming to lower the breakeven point, by reducing fixed assets and inventory, by managing the supply chain, generating cash, reducing the worldwide workforce and by creating more flexible employment agreements.

Mr. Dunn continued by stating that, naturally, within ASML there is a strong and continuous focus on its customers. In 2003, there were further gains in Japan, and growth continued in China. When building equipment, ASML and its customers start from a shared roadmap, beginning with the customer needs and ending with the customer solution. As a reward for this approach, ASML received awards and recognition from its customers, including an independent award from VLSI for customer satisfaction.

With respect to the reorganization, Mr. Dunn remarked that, although necessary, it was a very tough decision to let people go. However, and maybe especially in difficult times, ASML considers the continuous development of its employees important and therefore various (professional and personal) development and training programs were developed for and attended by ASML employees worldwide. On the subject of environment, health and safety, the most important accomplishment in 2003 was achieving compliance with the ISO 14001 environmental standards by all of ASML’s main production sites. In addition, several environment friendly programs were introduced, such as reduction of paper- and water consumption, as well as the reduction of domestic waste. Also, an environment, health and safety program was established in Asia.

In relation to the Code of Ethical Business Conduct, Mr. Dunn said that it had been promoted throughout the Company, and that all employees had been informed and had been asked to sign a written statement, indicating that they are aware of and willing to comply with the Code of Conduct. So far, about 75% of the employees had signed that statement.

Furthermore, Mr. Dunn explained that ASML’s strategy for 2004 is (i) to keep its technology leadership, (ii) to continue to focus on its customers, and (iii) to assure operational excellence.

Finally, Mr. Dunn discussed the business challenges for 2004. These are: (i) to deal with the upturn, (ii) to shorten the lead times, (iii) to implement change initiatives in (a) agility, (b) product life cycle management, and (c) leadership and people, and (iv) the transition to a new CEO.

Mr. Dunn then gave the floor to Mr. Wennink to discuss ASML’s financial achievements in 2003.

Mr. Wennink started by saying that despite the results, 2003 was a very good year for ASML, both in terms of technology leadership as well as in terms of the achievement of financial targets set at the beginning of 2003. The most important financial targets were, among other things, improvement of gross margin, improvement of cash position, improvement of Accounts Receivable and inventory turns, and return to profitability.

Mr. Wennink then explained that the gross margin in the second half of 2003 increased by 2-3% each quarter. The total gross margin in both 2002 and 2003 was 23.9%. However, in 2002 the gross margin decreased every quarter whereas in 2003, the gross margin for continuing operations increased every quarter. It is expected that the gross margin will continue to improve in 2004, if the current outlook remains unchanged. The number of systems sold in 2003 was 169, which resulted in net sales of EUR 1,543 million.

Operating income showed a loss of EUR 155 million. Mr. Wennink explained that this was mainly due to the first half year of 2003. The second six months showed a small profit that was for the biggest part achieved in the fourth quarter. It looks like this trend will continue in 2004.

The negative net income from discontinued operations was the result from the Thermal and Track activities. Mr. Wennink referred to last year’s Shareholders meeting in which he had explained that Track would be divested and Thermal would be sold. This was finalised in 2003. Both activities will no longer influence the result.

The cash balance in 2003 improved considerably compared to 2002. This was a result of, among other factors, ASML’s focus on its Accounts Receivable. The average number of days outstanding before an invoice was paid in 2002 was 120, while at the end of 2003 this was brought back to 42 days.

Inventory cycle time was brought back from seven to eight months in 2002 to about four months in 2003. This achievement, together with the accomplishments in Accounts Receivable and the issuance by the Company of its 5.5% convertible subordinated notes due 2010, made it possible for ASML to pay back the Convertible Bond due in 2004.

Investor recognition of these achievements, in combination with the decrease in R&D / SG&A costs by 16%, appear to have contributed to the substantial increase in ASML’s share price.

Mr. Wennink ended his presentation by explaining that a main financial focus in 2004 will be improvement of the Company’s gross margin. Improvement of gross margin can be achieved not only by focusing on the same items as in 2003, but also by focusing on value of ownership, cost control, and production volume.

The Chairman then gave the floor to civil-law notary Van Olffen, Secretary of the meeting, so that he could establish whether the formal requirements for convening the Company’s General Meeting of Shareholders had been met, and to announce the precise numbers of shareholders and voting members present at the meeting.

Mr. Van Olffen said that he had established that at the start of the meeting 221 shareholders were present or represented, of which 146 were physically present. Together they represented a total capital of EUR 943,902.12 and were entitled to cast 47,195,106 votes. Mr. Van Olffen added that, where required, attendees entitled to cast votes by proxy had submitted their written proxies to the Company and that these had been shown to him. Mr. Van Olffen furthermore established that the legal and statutory requirements relating to the convening, holding and attending of the General Meeting of Shareholders of the Company had been met and that the required documents had been made available for inspection at the places as prescribed by Dutch law and the Company’s articles of association. Consequently, the meeting had been legally convened and was authorized to take decisions relating to all agenda items. Finally Mr. Van Olffen stated that according to the Chairman of ASML’s Board of Management, no shareholders had exercised the right to propose additional agenda items.

The Chairman then moved on to item 2 of the agenda.

2.	Financial Statements and Annual Report 2003

o	Report of the Board of Management on the activities of the Company for the financial year 2003.
o	Report of the Supervisory Board.
o	Approval of the annual 2003 financial statements, as prepared in accordance with Dutch law.

The Chairman informed the meeting that ASML has again drawn up two sets of annual accounts this year: one in accordance with Dutch GAAP and one in accordance with US GAAP. This is further explained in both reports. It is important to note that the Dutch GAAP annual accounts are the statutory annual accounts, which are submitted to the shareholders for approval. These annual accounts have been adopted by the Supervisory Board and were audited by Deloitte, who issued an unqualified independent auditors’ report. The Chairman mentioned that Mr. Buné of Deloitte was available to answer any questions the shareholders might have regarding Deloitte’s auditors’ report.

The annual report and the annual accounts have been made available for inspection. The Chairman then said that the Supervisory Board recommended that the shareholders approve the annual accounts, after which he gave those present the opportunity to ask questions regarding the topics he had discussed and which had been included in the agenda.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers and a private shareholder, thanked the Board of Management and all employees for their efforts in the past year. He then made a comment that he was disappointed, as he was also last year, that the report was only published in the English language and that he hoped that as times were expected to be better, ASML would be able to have the report translated again into Dutch. He also said that last year he was worried about the Company’s ability to pay back the Convertible Bond and that he was pleased that his worries had been taken away. Mr. Stevense then asked questions on how “lean and mean” ASML is, and about the influence of new technologies on lenses. He also wanted to know what ASML’s risks are now that some semiconductor companies were outsourcing their chip manufacturing, and further asked questions about the sale of the Thermal division, and the Internal Controls project.

With respect to the annual report in the English language, the Chairman explained that this was not so much a cost issue but more a liability issue. The risk of interpretation differences is increasing because of the increase in reporting requirements. The Chairman also informed the meeting that ASML was the first Dutch company to include the Form 20-F in its annual report, but that he expected other companies to follow.

With respect to the question on how “lean and mean” ASML is, Mr. Dunn referred back to his presentation during which he had informed the meeting about the Company’s efforts during the past year to lower its breakeven point. He said that, taking into account the foregoing, the Company was relatively lean and hopefully also a bit mean. He continued by saying that ASML had been able to achieve this by reducing costs, and that it is ASML’s objective to maintain that level of costs while increasing output. He further mentioned that Cap Gemini, who recently finished their study within ASML, had identified some areas where ASML could further reduce costs and that ASML would examine into these recommendations.

Mr. Dunn then moved on to the question regarding new technology. He said that ASML is in a leading position with respect to new technology and that ASML intends to stay that way. He noted that, in the case of EUV technology only, ASML would be using mirrors instead of lenses. However, both for nanometer technology and immersion technology, lenses would continue to be required. He further mentioned that both lenses and mirrors are used in the same kind of factory.

Cutting back on R&D expenses occurred to a limited extent after the release of the Twinscan. However, all major programs are planned to continue. Mr. Dunn further mentioned that ASML’s customers have also had three bad years and that some of them had pushed out new technology, which gave ASML the opportunity to slightly reduce its R&D costs.

With respect to the question of some of ASML’s customer selling off their semiconductor factories, Mr. Dunn noted that it could result in more customers, and therefore higher demand, or on the other hand could mean increasing price pressure. Mr. Dunn added that 9 semiconductor manufacturers out of the top 10 and 16 semiconductor manufacturers out of the top 20 are ASML customers. The four companies out of the top 20 that are not ASML customers, are Japanese, which indicates that there remains a further market for ASML to pursue.

Mr. Stevense then asked whether the fact that some of the big manufacturers start making modules, whereas ASML only supplies the chip machines, will be a risk for ASML because of ASML supplying only such a small part.

Mr. Dunn explained that the past 18 months had not been the most suitable time to see if ASML could expand horizontally and that ASML has, instead, focused on what it does best. However, as times are improving, ASML will start looking strategically at potential opportunities.

With respect to the Internal Controls project, Mr. Wennink mentioned that since 2002, new reporting guidelines and requirements have continuously been introduced, including Internal Controls, which has led to a signed declaration from both Mr. Dunn and Mr. Wennink relating to their view and opinion on ASML’s Internal Controls. As of next year, this declaration will have to be attested by ASML’s external auditor. The Internal Controls project is to ensure that the ASML entities and offices have the same means of control worldwide.

Mr. Slik, private shareholder asked if, after having had to lay off people in the past two years, ASML would be able to recruit new highly qualified people in an upturn.

Mr. Bodt explained that not only ASML was affected by the downturn but also ASML’s suppliers in the area. Therefore, all consequences are carefully considered before taking the decision to make people redundant. Mr. Dunn added that in the future ASML would need to be a more flexible organisation in all aspects so that ASML will be better able to respond to the changing market situations.

Mr. Boom asked questions about the reliability of information supplied by independent organisations like Dataquest. He also inquired whether ASML might lose its leading technology position to its competitors, because of ASML cutting R&D costs. Finally he asked a question about the reliability of ASML’s machines.

With respect to the question relating to Dataquest, Mr. Dunn replied that third-party analysts like Dataquest have more contact points within the various semiconductor organizations. Accordingly, they have a better view than ASML as a single company has and, therefore, in the short to medium term their information is fairly reliable. However, in the long run this information is less reliable.

Referring to the question relating to ASML’s Japanese competitors, Mr. Dunn replied that at the moment ASML can demonstrate that it is still ahead of its competitors, and that with the current level of R&D ASML believes that it can stay ahead of them. In addition, Mr. Dunn mentioned that there is still no indication that the competition has a similar product as the Twinscan, which ASML will continue to develop and improve.

With respect to the question on the reliability of ASML’s machines, Mr. Dunn explained that the reliability of the Twinscan had improved considerably in 2003. As a result, customers paid their invoices quicker, which reduced the Accounts Receivable. However, Mr Dunn added that this was only one item to be improved in order to improve the Accounts Receivable. In order to get to the level of Accounts Receivable as ASML did per the end of 2003, ASML has had to improve on many other issues as well.

Ms. Dijkstra, representative of the Vereniging van Beleggers voor Duurzame Ontwikkeling, complimented ASML with its application of OESO and ILO guidelines in the ethical business code, as well as with the publication of ASML’s social report and ASML’s environmental, health and safety report at the same time as ASML’s financial report. She then asked questions about publishing a sustainability report as an integrated worldwide company report, the use of GRI guidelines and the role of suppliers with respect to ASML’s ethical business code. Ms Dijkstra also inquired about the publication of questionnaires on sustainability and about the implementation of alternative energy.

Mr. Dunn answered that some of the GRI guidelines are already applied by ASML and that ASML will apply more of them in the future.

Mr. Dunn did not see an issue concerning merging the social and environmental, health and safety report. For the ease of handling and reading the reports, it was decided to issue separate reports, although they are distributed in one package. ASML will look into this matter to see if it is beneficial to merge the two reports.

On the issue of suppliers’ compliance to the Code of Conduct, Mr. Dunn explained that in all new contracts with major suppliers this is included. Minor suppliers will follow in the future. ASML does not measure and audit suppliers’ compliance with the Code of Conduct yet. It is too early for that. However, this may be done some time in the future.

Mr. Wennink commented on the question about the publication of completed surveys. ASML does participate in surveys. So far ASML has not published the results, but ASML will consider whether to publish these surveys on its website.

Mr. Van den Brink then answered the question related to alternative energy. He explained that first of all, ASML machines run on electricity and they will continue to do so in the future and that, secondly, ASML’s Veldhoven site has a modern energy supply which links the heating and power supply at high output. Mr. Dunn added that ASML has also reduced its emissions, not only by closing buildings, but also by using energy saving techniques in its new buildings.

Mr. Van der Klis, representative of the Vereniging van Effectenbezitters, asked questions on targets set by ASML with respect to the remuneration for the Board of Management, the risks with regard to ASML’s exposure to foreign exchange rates, the relationship between cost reductions and changes in gross margin, the sales and credit risks with respect to customers’ business failures, the number of sales staff, the lead time, and the development of the Chinese market.

With respect to the question on the targets set by ASML for its Board of Management, Mr. Dunn explained that these targets are known internally, but that with the small amount of competitors in the lithography market, specific targets can not be publicly disclosed.

Mr. Van der Klis replied that shareholders would be disappointed as they would like to know what to expect in terms of targets.

Mr. Dunn explained that shareholders would be even more disappointed if shareholders would find out that the competition has beaten ASML because ASML had publicly disclosed the specific targets. Mr. Wennink added that ASML had publicly disclosed the areas in which the targets were set and that the quarterly reports also give information on the order book.

Mr. Wennink then continued by answering the question on foreign exchange risk. He said that there currently is little risk with regards to the US Dollar versus Euro as most invoicing is done in Euro. Any US Dollar billing is usually done by standard contracts. He also explained that the exchange rate of the Euro versus the Japanese Yen was an important competitive factor but that movements in the rate are difficult to anticipate.

With respect to the relationship between cost reductions and gross margin, Mr. Wennink said reductions in R&D costs do not equate to a proportionate increase in gross margin. He also noted that ASML’s flexibility to reduce costs affecting gross margin is not high. However, Mr. Wennink explained that this does not mean that costs should always be at the same level as all years and that ASML has not pursued this objective.

On the question of the sales and credit risks, Mr. Wennink explained that there is a credit risk committee. This committee looks at the solvency and creditworthiness of ASML’s customers. Most customers have a strong solvency but, in case of doubt, ASML arranges for some kind of security, for instance by using a letter of credit from a well-known bank. Mr. Wennink then said that last year ASML had to take a reserve of EUR 9 million due to doubtful customers mostly originating from the Thermal division.

Regarding China, Mr. Dunn explained that ASML has done extensive marketing in the country and will continue to do so. ASML considers China to be an important growth market.

With respect to the question on ASML’s sales staff, Mr. Dunn explained that ASML believes that the number of its staff is about the right size. Compared to the total SG&A costs, the costs for the sales staff are relatively small. However, Mr. Dunn added that this division also had to cut back in the past few years.

Mr. Dunn explained ASML’s response to customer demand. Mr. Dunn said there are two solutions to the tension in the market. The first solution is to bring down the cycle time, which ASML is working very hard on, and the second solution is to educate customers. In a downturn ASML is better able to respond quickly to customer demand. However, in an upturn lead times are longer. He explained that it is up to ASML to make its customers understand this, and, he added, the customers are starting to learn.

Mr. Martens asked about the status and legal consequences of the patent claims.

Mr. Dunn explained that currently there is only one major legal battle. This legal battle is with Nikon and it is composed of several legal actions. The two most important actions are taking place in the USA: one before the Court of Appeals for the Federal Circuit, stemming from a complaint before the International Trade Commission (ITC) in Washington, D.C. In the ITC, ASML prevailed on all counts. However, Nikon has appealed from the ITC’s decision and the outcome of the appeal is expected later this year. The other case in the USA takes place in California. Mr. Dunn informed the meeting that this case will take longer and likely will not go to trial until, approximately, the second quarter of 2005. Furthermore, there are several actions pending in Asia. Mr. Dunn expressed his regret at the actions taken by Nikon and said that ASML intends to fight them vigorously.

After this round of questions, the Annual General Meeting of Shareholders resolved by acclamation to approve the annual accounts for the 2003 financial year.

3.	Reserves and dividend policy

The Chairman explained that ASML’s current policy is to not pay any dividends on its ordinary shares, nor to distribute any reserves, but to invest those (retained) earnings, if any, in research and development and new technology. The Chairman also added that if ASML would decide that there is no longer reason to retain its earnings for investment in research and development or new technology, ASML would have to take a new decision with respect to its reserves and dividend policy, which will be brought to the Annual General Meeting of Shareholders for its approval.

The Chairman then gave the floor to the shareholders to pose questions.

Mr. Van der Klis, representative of the Vereniging van Effectenbezitters, asked if ASML could give the shareholders some information on the expectations with respect to return on their investment.

The Chairman replied that shareholders invest in ASML because they believe it can grow. If, at some point in time, it may turn out that ASML’s growth opportunities are no longer at an optimal level, ASML will have to reconsider its position in this respect. At that stage, the shareholders will be informed.

Mr. Van der Klis then remarked that the ASML share price was, at some point in time, as high as EUR 50, and that he could imagine shareholders to expect the share price to return to this level.

The Chairman commented that in his opinion, the industry was overrated at a certain point in the past, and that he did not expect this to happen anytime soon again.

The Chairman established that there were no further questions and moved on to item 4 of the agenda.

4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2003

The Chairman proposed the meeting to resolve by acclamation to discharge the members of the Board of Management for their management of the Company’s affairs.

The General Meeting of Shareholders then resolved by acclamation to grant full discharge to the members of the Board of Management for the performance of their duties during the financial year 2003.

5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2003

The Chairman proposed the meeting to resolve by acclamation to discharge the members of the Supervisory Board for their supervision of the Company’s affairs.

The General Meeting of Shareholders then decided by acclamation to grant full discharge to the members of the Supervisory Board for the performance of their duties during the 2003 financial year.

6.	Corporate Governance

Mr. Wennink explained that ASML has been subject to a broad range of corporate governance developments in Europe and the US since 2002. New rules and regulations were established by Nasdaq and the Securities and Exchange Commission, to a large extent based on the Sarbanes-Oxley Act. Recently, the Netherlands has introduced its own corporate governance rules and regulations: the Dutch Corporate Governance Code (Code Tabaksblat).

Mr. Wennink continued by explaining that as ASML is registered on Nasdaq, it also has to abide by the US corporate governance rules and regulations and that, as a result, some of the recommendations as laid down in the Code Tabaksblat were already implemented within ASML.

Mr. Wennink also mentioned that ASML had approached institutional investors to ask them to participate in ASML’s AGM. However, their general response was that they were not yet ready for this, as they needed to adjust their organisations to comply with the current corporate governance rules. They also said that they demonstrated their confidence in ASML by investing in the Company.

Mr. Wennink then moved to the Code Tabaksblat itself and said that ASML agrees in general with the corporate governance principles of the Code Tabaksblat. However, there might be some issues with respect to some best practice provisions, such as certain aspects of the remuneration of the Board of Management, independence requirements for future members of the Supervisory Board, and proxy voting by shareholders. With respect to Board member remuneration, Mr. Wennink explained that existing rights, even if not in accordance with the Code Tabaksblat, will be honored, except when the current Board members choose not to keep their current remuneration package. New members of the Board of Management will be fully subject to the Code Tabaksblat.

With respect to the independence of Supervisory Board members, Mr. Wennink explained that because this industry has relatively few players, ASML may in the future opt to nominate candidates for the Supervisory Board who do not fully comply with the recommendations of the Code Tabaksblat in that respect.

With respect to proxy voting, Mr. Wennink indicated that, as soon as this is practically and legally possible, ASML will introduce proxy voting.

Mr. Wennink then moved on to the next steps with respect to the implementation of the Code Tabaksblat. During 2004, the Code Tabaksblat will be reviewed in more detail and based on this review, ASML will determine how the Code Tabaksblat will be implemented. In the course of 2004, ASML will also develop a Corporate Governance web site.

The Chairman then gave the floor to the shareholders to ask questions.

Mr. Stevense asked whether ASML intends to have an extraordinary shareholders meeting later this year to discuss ASML’s corporate governance in more detail after it has determined how to implement the Code Tabaksblat.

The Chairman replied that this will not be the case, as this subject will be extensively discussed in the Annual Report 2004, and also, information on this subject will be published on ASML’s corporate governance website. In addition, it will be discussed in next year’s Annual General Meeting of Shareholders.

Mr. Stevense then asked about the independence of new Supervisory Board members and the customer or supplier from which such a new member could possibly come.

The Chairman replied that it would be very difficult to find a Supervisory Board member from outside Europe, as a foreign Supervisory Board membership is a very time consuming occupation, for which the member is not compensated financially (except for the regular remuneration). A new member would also need to have a huge interest in the industry, and therefore it could be that a possible new member would come from a customer or supplier.

Mr. Stevense asked if it would be a last resort for ASML to nominate a new Supervisory Board member coming from a customer or supplier.

The Chairman replied that this was not the case. He also mentioned that ASML functions in such a small industry, in coming years, many more companies in this industry might run into the same difficulty of finding independent Supervisory Board members that also have a good knowledge of the industry.

Mr. Van der Klis asked why ASML would wait for a law to introduce proxy voting, as ASML already approached institutional shareholders to request more involvement. Proxy voting could facilitate more involvement, and some companies already use proxy voting.

The Chairman replied that ASML would look into this subject.

Mr. Persijn, representing ABP and Pensioenfonds Grafische Bedrijven, expressed his appreciation to ASML for contacting institutional investors. He was pleased to see that ASML had already introduced some of the corporate governance rules and recommendations. He mentioned that the presentation given by Mr. Wennink was clear, and commented on the corporate governance chapter as included in the Annual Report 2003. Referring to the Code Tabaksblat, he asked whether ASML had considered to abolish its priority shares as an anti-takeover mechanism.

Mr. Wennink responded by saying that the priority shares were introduced to protect ASML in case of a hostile takeover, and that this was especially important at the time when ASML had just become a listed company. He added that ASML would look into this to determine whether this anti-takeover mechanism was still necessary and said ASML would take a decision on this matter in coming years.

Mr. Van der Klis asked who were on the Board of Stichting Preferente Aandelen ASML Holding N.V.

The Chairman replied that the Board members are Messrs. Sellman, Grapperhaus and Van den Boogert, as well as the Chairman, who has no voting rights.

Mr. Swinkels, private shareholder, then asked the Supervisory Board about its view on priority shares.

The Chairman replied that this issue had been discussed at the time that ASML went public but that it recently had not been discussed. He said that, in light of all the questions asked, it would be put on the agenda of the Supervisory Board.

Mr. Swinkels then asked if the Code Tabaksblat had been discussed in the Supervisory Board.

The Chairman replied that it had not yet been discussed in full detail and that a Corporate Governance Committee was established consisting of some Board of Management and Supervisory Board members, to review the Code Tabaksblat in more detail and to determine the implementation of the Code Tabaksblat. ASML will need the remainder of 2004 to implement the Code Tabaksblat. The outcome would be discussed in the Annual Shareholders meeting of next year.

No further questions were posed and the Chairman moved on to agenda item 7.

7.	Adoption of the Remuneration Policy for the Board of Management

The Chairman introduced this agenda item by remarking that this is a very complicated subject. He added that although shareholders have had the opportunity to read the complete Remuneration Policy, as it was published as part of the documents for the AGM, he would like to give the floor to Mr. Wennink, to give a more detailed explanation of the contents ad the purpose of the Remuneration Policy.

Mr. Wennink explained that the Remuneration Committee had hired an outside consultant, to provide an objective view on ASML’s then current remuneration policy. Mr. Wennink added that ASML had benchmarked itself against a peer group of 19 companies with a global presence, and he also showed the criteria against which the Company was reviewed.

Mr. Wennink said that the biggest gap between the peer group and ASML was in the Long-Term Incentive (LTI) plans. The Remuneration Committee had, therefore, decided to add an LTI plan to the Board of Management’s remuneration package.

Mr. Wennink continued with explaining the content of the remuneration package. The package consists of a fixed base salary, a short-term performance (cash) bonus, short-term performance stock options, and a long-term performance bonus in the form of stock. He informed the meeting that the applicable criteria for the short-term performance bonus were: (i) accounts receivable, (ii) inventory turns, including service inventory turns, (iii) gross margin, (iv) operating profit and (v) market share. The criterion for the long-term bonus is the return on invested capital, also taking into account the relative improvement in comparison to other semiconductor equipment manufacturers. This group of manufacturers mainly consists of US companies as there is only one peer company in Europe, being ASM International (ASMI). ASMI is included in the peer group.
Mr. Wennink mentioned also that the current Board of Management members had the option to opt for the new remuneration package, or to retain their current package. This (new) remuneration policy is in any case applicable to new Board of Management members.

After this clarification, the Chairman gave the floor to the shareholders for them to ask questions.

Mr. Swinkels remarked that he has difficulty understanding the policy and is of the opinion that it should be simplified. He proposed to go back to a system with a basic salary and a bonus. He also expressed his disappointment that Mr. Wennink gave the presentation and not a member of the Supervisory Board. Other shareholders or shareholder representatives supported Mr. Swinkels in his opinion.

The Chairman acknowledged that it is complex material. However, he remarked that ASML sought to pay its Board of Management in conformity with market standards. By using this system ASML does that. He further explained that this system complies with the recommendations of the Tabaksblat Committee. The system, and the targets, are objectively measurable and verifiable.

With respect to the person giving the presentation, the Chairman explained that anyone on the stage could have given the presentation, but that it was decided that Mr Wennink was the best person to do so.

Mr. Stevense asked if the policy as presented is only for the Board of Management or also for senior management and why no Japanese companies were included in the peer group.

The Chairman replied that the policy is only for the Board of Management, although the targets set are also for senior management. He further explained that the reason that there are no Japanese companies in the peer group lies in the fact that ASML and US companies have the same reporting basis, which is not comparable with the Japanese way of reporting. Therefore, it was decided to not include Japanese companies. He also explained that lithography for Nikon and Canon was only a small part of the total business and that this would also make comparison difficult.

Mr. Persijn was pleased that the Remuneration Policy had been submitted for shareholders’ adoption. He remarked that the presentation given by Mr. Wennink had made the policy more understandable to him.

Mr. Persijn then asked questions about the short-term drivers of the long-term incentive. In addition, he remarked that he was pleased with the guidance given on the short-term criteria for the bonus, but that he agreed with Mr. Van der Klis that it was difficult to determine whether the Board of Management had made the targets. However, he also understood the dilemma for the Company with regards to publishing details of these targets. He expressed his hope that ASML would be able to give more specific guidance on the targets next year.

With regard to the short-term drivers of the long-term incentive, the Chairman responded that these are the short-term targets, as mentioned in the policy. With respect to the specific targets, the Chairman explained that for competition purposes these specific targets would not be made public. However, the targets were set transparently and consistently with each other.

Mr. Van der Klis then asked a question about the increase of the Board of Management’s salary and added that the targets achieved in 2003 did not show in the results for 2003.

The Chairman explained that it was not an increase, but a variable aspect of the salary. The Chairman further explained that it was well known that ASML would not make a profit in 2003, and that therefore targets were set that would improve the ability to better respond to an upturn. The targets set for 2003 all had to do with the improvement of ASML’s cash position, which indeed had improved considerably.

In addition, the Chairman also said that the Board of Management is entitled to receive a market conform remuneration. He noted that, if the Board of Management were only to receive a fixed salary, during a down turn, the Board of Management would keep such fixed salary, while with a bonus system, the remuneration for Board of Management was more flexible.

Mr. Swinkels reiterated that the remuneration policy for the Board of Management was a very difficult subject, and that it was difficult to make a decision with respect to this subject, without knowing the specific targets. He asked whether this subject would again be put on next year’s agenda.

The Chairman replied that this would not be the case, unless it turned out that the remuneration system was subject to material changes. He repeated what he had said earlier about the targets being known: although not in full detail, they are transparent and consistent.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers and a private shareholder, and Mr. Van der Klis, representing the Vereniging voor Effectenbezitters, abstained from voting. The Chairman noted this.

The meeting then resolved by acclamation to adopt the Remuneration Policy for the Board of Management.

8.	Approval of the stock option and share arrangements

A)	Approval of the stock option and share arrangements for the Board of Management, applicable to new contracts.

The Chairman remarked that the stock option and share arrangements for the Board of Management were also part of the Remuneration Policy and that they were clearly described in the agenda. He therefore would not further elaborate on this subject.

The Chairman then gave the shareholders the opportunity to pose questions.

Mr. Swinkels asked if the options for management, including the Board of Management, were in addition to the options as mentioned in the Remuneration Policy.

The Chairman explained that this was not the case and that the options as mentioned in the Remuneration Policy were part of the option and share arrangements as described under this agenda item.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers and a private shareholder, and Mr. Persijn, representing ABP and Pensioenfonds Grafische Bedrijven, abstained from voting.

B)	Approval of the employee stock option arrangements.

The Chairman gave the shareholders the opportunity to pose questions.

There were no questions. Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers and a private shareholder, and Mr. Persijn, representing ABP and Pensioenfonds Grafische Bedrijven informed the Chairman that they abstained from voting. The Chairman noted this. Subsequently, the meeting resolved by acclamation to approve the employee stock option arrangements.

9.	Composition of the Supervisory Board

The Chairman informed the meeting that Messrs. Bergsma and Bodt would step down by rotation this year and that Mr. Bergsma was not available for re-appointment, while Mr. Bodt was available.

The Chairman thanked Mr. Bergsma for his efforts during the past years and announced that the Supervisory Board, after careful consideration and taking into consideration the profile of the Supervisory Board, would like to re-appoint the Chairman. In addition, the Supervisory Board would like to appoint Messrs. Van der Poel and Fröhlich. Mr. van der Poel has extensive national and international experience in the semiconductor industry, and Mr. Fröhlich would fit very well in the profile of “financial expert”, taking into account his considerable financial background and experience.

The Chairman then gave the floor to the shareholders to pose questions.

Mr. Van der Klis asked if the Chairman could explain why the Supervisory Board had decided to add an extra person, and why this was someone with a Philips background.

The Chairman explained that the semiconductor industry is a very small industry, and that it was very difficult to find a suitable person with the right knowledge and experience. He added that Mr. Van der Poel was leaving Philips, and the Supervisory Board was pleased to have found someone willing to join the Supervisory Board who has up-to-date knowledge of the industry. He then explained that with the departure of Mr. Bergsma the Supervisory Board would loose a member with key financial expertise, and that Mr. Fröhlich had similar business experience as Mr. Bergsma. With respect to the additional board member, the Chairman explained that several Supervisory Board members had commenced their last term, and it was, therefore, considered appropriate to appoint one extra member.

Mr. Stevense then asked whether this meant that in four years time the Supervisory Board would have one person less.

The Chairman replied that this was not necessarily the case. Mr. Van der Poel had been asked because he had up-to-date knowledge and because it is very difficult to find a suitable person who is available.

Mr. Persijn asked questions about the business relationship between ASML and TNO and the independence of Mr. Grassmann in relation to the agreement signed in October 2003 between ASML and Zeiss. He also asked about the ability to find future independent Supervisory Board members.

With respect to the business relationship between TNO and ASML, the Chairman replied that the companies entered into a research agreement several years ago. He explained that Mr. Dekker had retired from TNO last year and that TNO was not dependent on ASML from a technological and revenue point of view.

Referring to the question about the independence of Mr. Grassmann with respect to the agreement between Zeiss and ASML, the Chairman explained that Mr. Grassmann used to be a Board Member of the Carl Zeiss group, but that he had retired several years ago. He was not involved in the negotiations with respect to the agreement entered into in October 2003.

With respect to the question about independence of future Supervisory Board members, the Chairman repeated what was said before: because it is a small industry and because ASML’s customers and/or suppliers are among the largest companies in the industry, ASML will very likely have difficulties finding completely independent Supervisory Board members. However, in those circumstances, ASML and relevant Supervisory Board members would ensure that any such business relationships do not compromise the members’ independence.

The General Meeting of Shareholders then resolved by acclamation to refrain from using its right of recommendation and to not object to the proposed re-appointment of Mr. Bodt and the appointment of Messrs. Van der Poel and Fröhlich as members of the Supervisory Board of ASML.

10.	Proposal to amend the Articles of Association of the Company

The Chairman introduced this subject by saying that the proposed amendment of the Articles of Association is reflected in an extensive document, and that he would not read it out loud. He referred to the explanation in the agenda and the document itself. The Chairman gave the floor to the shareholders to pose any questions.

Mr. Persijn remarked that he appreciated that ASML had already implemented some recommendations from the Dutch Corporate Governance code. He then asked questions with respect to the articles 19.3 and 25.3 in which the Supervisory Board and the Board of Management are indemnified against claims from third parties. He remarked that in the last sentence of these articles it is provided that the Supervisory Board may further implement the indemnification clause for the Board of Management and that the Board of Management may further implement the indemnification clause for the Supervisory Board. He asked if this would give a possibility for both Boards to protect each other, and whether this meant that the Supervisory Board and the Board of Management could cover for each other. Mr. Persijn then referred to article 29 and asked what amount/percentage a shareholder needs to represent in order to have additional items put on the agenda.

The Chairman gave the floor to Mr. Van Olffen to respond to these questions.

With respect to the first question, Mr. Van Olffen responded that in case of a successful claim by the company with respect to behavior contrary to the principles of good management, relevant members of the Board of Management and/or of the Supervisory Board would not be indemnified.
Referring to the question related to further implementation of the indemnification clause, Mr. Van Olffen said that this was constructed in this way in order to avoid protection of either body by itself in case of claims.

With respect to the question on the amount/percentage of representation, the Chairman replied that ASML would look into his matter.

Mr. Russ then asked why the Articles of Association needed amendment and in particular why the subject of indemnification had to be included.

The Chairman explained that in this time and age, it is becoming more and more common practice to sue companies for all kinds of (unfounded) reasons, and that it was necessary to protect the Board of Management and the Supervisory Board against these kinds of actions. He further explained that in order to promote transparency, it was best to include the subject of indemnification in the articles of association in order to make it public, instead of only entering into a non-public contract.

Mr. Van der Klis remarked that he approved of the changes and that he expected ASML to come back with new changes next year as the entire Dutch corporate governance code would have to be implemented.

The meeting approved the proposal as stated in point 10 of the agenda by acclamation and decided to amend the Articles of Association of ASML Holding N.V. in accordance with the proposal made available for inspection at the Company’s premises and ABN AMRO Bank N.V. and distributed in the US by Proxy Services Corporation, as well as to authorize every lawyer of De Brauw Blackstone Westbroek N.V. to effectuate such amendment of the Articles of Association and to apply for Dutch regulatory approval.

11.	Proposal to authorize the Board of Management for a period of 18 months from March 18, 2004, subject to approval of the Supervisory Board and the Meeting of Holders of Priority Shares, to issue shares or rights to subscribe for shares in the capital of the Company within the limits laid down in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption right accruing to shareholders. This authorisation will be limited to (i) 10% of the paid-up capital at the time of authorisation, plus (ii) an additional 10% of the paid-up capital at the time of authorisation, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

As this was a routine proposal the Chairman referred to the text contained in the agenda and did not further discuss this proposal. The Chairman gave those present the opportunity to pose questions.

Mr. Russ voted against the proposal for 4,970,068 shares and abstained from voting for 251,493 shares. The Chairman said that this would be noted.

The meeting then decided by acclamation to authorize the Board of Management to issue shares or rights to shares, as well as to limit or exclude the pre-emption right, for a period of 18 months, commencing on March 18, 2004, in accordance with the proposal as included in the agenda.

12.	Proposal to authorize the Board of Management for a period of 18 months from March 18, 2004 to acquire such a number of shares as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

As this was also a routine proposal, the Chairman referred to the explanation in the agenda and did not further discuss this proposal. He then gave the attendees the opportunity to pose questions.

There were no questions asked, nor did any of the shareholders abstain from voting or vote against the proposal.

The meeting therefore decided by acclamation to authorize the Board of Management to acquire shares in the Company for a period of 18 months commencing March 18, 2004, in accordance with the proposal set out in the agenda.

13.	Any other business

The Chairman gave those present the opportunity to pose questions concerning matters that had not yet been discussed during the meeting.

No questions were asked.

14.	Closing

The Chairman thanked Mr. Bergsma again for all his efforts in the past six years, thanked those present for their attendance and then closed the meeting.

These minutes contain certain ‘forward-looking’ statements as referred to in the Private Securities Litigation Reform Act of 1995. These statements are based on expectations of the Company’s management as these existed at that time, and are subject to risks and uncertainties including – but not limited to- economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission. Actual results may vary considerably from the expectations included in this document. The ‘forward-looking’ statement included in this document also contain statements regarding future financial and operating results and future products. ASML does not have any obligation whatsoever (and thereby explicitly rejects any obligations in this respect) to update or amend these ‘forward-looking’ statements, either as a result of new information or due to future events, or in any other way.